02041035

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

the Securities Exchange Act of 1934

For the month of June 2002

Rio Narcea Gold Mines Ltd
(Translation of registrant's name into English)

Avda del Llaniello, 13-Bajo 33860 Salas Asturias Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F_________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_________ No_________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rio Narcea Gold Mines, Ltd
(Registrant)

Date: June 4, 2002

By: [signature]
[Print] Name: A. Lavandeira
Title: President & CEO

KAK/master forms/form 6-K

RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com

NEWS RELEASE

June 3, 2002 Trading Symbol: TSE: RNG

RIO NARCEA ANNOUNCES RECORD GOLD PRODUCTION FOR MAY AND REVISES ITS ANNUAL ESTIMATE

Toronto – Alberto Lavandeira, President and Chief Executive Officer of Rio Narcea Gold Mines, Ltd., is pleased to announce that Rio Narcea has achieved record gold production of 29,336 ounces for the month of May, more than doubling the previous monthly record. Production levels continued strong through May and the Company now expects total production for the second quarter to reach record levels, in excess of 55,000 ounces.

Rio Narcea has produced 67,133 ounces of gold in the first five months of this year. Since the start of mining of the high-grade Charnela zone in March, the grade has exceeded expectations. The ore blend of Charnela with other lower grade ore sources has been as planned, but the exceptional grades of some areas within the Charnela zone have elevated plant feed grades to 13 g/t. Metallurgical performance has been excellent and plant recoveries have averaged over 96%.

This significant increase in gold production and lower operating costs, accompanied by an increasing gold price, is resulting in a substantial increase in cash flow and a rapidly improving financial position. Rio Narcea's gold production for 2002 is now expected to exceed 155,000 ounces at a cash cost of less than $150 per ounce.

Rio Narcea is a mineral resource company with operations, development projects and exploration activities in Spain and Portugal. The Company is producing gold at its 100%-owned El Valle and Carlés mines, commencing a feasibility study at its Corcoesto gold project and completing the bankable feasibility study on its Aguablanca nickel-copper-PGM deposit.

For further information contact:

Alberto Lavandeira
President and CEO
Tel: (34) 98 583 1500
Fax: (34) 98 583 2159

Laurie Gaborit
Manager, Investor Relations
Tel: (416) 686 0386
Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.